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The following is the press release
disseminated by The News Corporation
Limited on August 14, 2000.

Filed by Fox Entertainment Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fox Entertainment Group, Inc.
Commission File No. I-14595

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For Immediate Release              Contacts: Media - Andrew Butcher 212 852 7070
                                             Investors - Reed Nolte 212 852 7092

News Corporation To Acquire Chris-Craft, BHC And UTV In Cash And Stock
Transaction

Chris-Craft's 10 Stations Add To Strength Of 23 Fox Owned-And-Operated Stations; Increased Competitiveness And Savings Expected To Make Deal Accretive To Earnings

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New York, NY, August 14, 2000 - In a deal that significantly strengthens its highly profitable television station business, News Corporation today announced that it and Fox Television Stations had agreed to acquire Chris-Craft Industries, BHC Communications and United Television, which together own 10 television stations and other assets. News Corporation will pay $5.35 billion, comprising a cash payment of $2.13 billion and approximately 73 million ADRs representing 292 million News Corporation preferred shares (ASX: NCPDP; NYSE:
NWS.A).

The new stations will be operated under Fox Television Stations within News Corporation's majority-owned subsidiary, Fox Entertainment Group (NYSE: FOX). Fox Entertainment Group will issue 122.2 million of its shares to News Corporation in return for the acquired assets, increasing News Corp.'s equity interest in FEG from 82.76 percent to 85.25 percent.

The addition of the Chris-Craft stations will give News Corporation and Fox Television Stations an unequalled presence in the largest US television markets, with 13 stations in the top 10 markets and 20 stations in the top 20 markets, subject to the divestiture of stations as necessary to comply with FCC ownership restrictions. Chris-Craft's integration into the Fox Television Stations group will create duopolies in New York, Los Angeles, Salt Lake City and Phoenix, in addition to Fox's existing duopoly in Dallas. In Los Angeles, the nation's second biggest TV market, Fox will own two television stations and two regional sports networks.

With the cost savings and revenue gains that are expected to result from the expanded competitive presence in major markets, the company expects the transaction will be immediately accretive to News Corporation and Fox Entertainment Group earnings.

News Corporation Chairman and Chief Executive Rupert Murdoch said the Chris-Craft stations, located in major television markets throughout the United States, perfectly complemented News Corporation's existing group of 23 owned-and-operated stations.

"This transaction gives News Corporation and Fox Television Stations a scarce commodity in a highly profitable industry. Fox will now have duopolies in three of the largest television markets in the US: New York, Los Angeles and Dallas. We are acquiring stations with tremendous upside potential, particularly given Fox's strength in local news, entertainment programming, sports and sales," Mr. Murdoch said. "This unique opportunity to increase ratings and revenues through top-market duopolies should quickly deliver substantially increased profits for News Corporation and Fox."

Mr. Murdoch continued: "This acquisition will also help Fox expand and improve its services in local news, sports and entertainment programming in the communities we serve."

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Herbert J. Siegel, Chairman and President of Chris-Craft, said: "This merger delivers substantial value to all of the Chris-Craft, BHC and UTV shareholders and gives them the opportunity to participate further in the growth of News Corporation. Rupert Murdoch, a global visionary, has built News Corporation into one of the world's pre-eminent media companies. We have the utmost confidence in News Corporation and Fox Television management's ability to capitalize on our combined assets. I am pleased, as I'm confident all of our shareholders will be, to hold a significant investment in News Corp.'s dynamic future."

The stations to be acquired are in: New York (UPN-9), Los Angeles (UPN-13), San Francisco (UPN-44), Minneapolis/St. Paul (UPN-9), Phoenix (UPN-45), Orlando (UPN-65), Portland (UPN-12), Baltimore (UPN-24), Salt Lake City (ABC-4) and San Antonio (NBC-4).

Fox Television's existing stations are in: New York (FOX-5), Los Angeles (FOX-
11), Chicago (FOX-32), Philadelphia (FOX-29), Boston (FOX-25), Dallas (FOX-4 and KDFI-27), Washington, DC (FOX-5), Detroit (FOX-2) Atlanta (FOX-5), Houston (FOX-
26), Tampa (FOX-13), Cleveland (FOX-8) Phoenix (FOX-10), Denver (FOX-31), St. Louis (FOX-2), Kansas City (FOX-4) Milwaukee (FOX-6), Salt Lake City (FOX-13), Birmingham (FOX-6), Memphis (FOX-13), Greensboro (FOX-8) and Austin (FOX-7).

The transaction, which includes the acquisition of all of the shares of Chris-Craft Industries, Inc. (NYSE: CCN), BHC Communications, Inc. (AMEX: BHC), and United Television, Inc. (NASDAQ: UTVI), is expected to be completed this fiscal year ending June 30, 2001. The transaction is subject to certain closing conditions, including regulatory and shareholder approvals. Chris Craft, which owns approximately 80 percent of the common stock and 97 percent of the voting stock of BHC, has agreed to vote its shares in favor of the BHC merger. BHC, which owns approximately 57 percent of the common and voting stock of UTV, has agreed to vote its shares in favor of the UTV merger.

Each Chris Craft stockholder will receive a combination of $34 in cash and
1.1591 News Corporation preferred ADRs (each representing four preferred limited voting ordinary shares). Each stockholder will be entitled to elect to receive instead, subject to the limitation described below, either $85 in cash or 1.9318 preferred ADRs. If this transaction closes after August 13, 2001, the Chris-Craft merger consideration will be increased by $1.00.

Each BHC stockholder will receive a combination of $66 in cash and 2.2278 preferred ADRs. Each stockholder will be entitled to elect to receive instead, subject to the limitation below, either $165 in cash or 3.7131 preferred ADRs.

Each UTV stockholder will receive a combination of $60 in cash and 2.0253 preferred ADRs. Each stockholder will be entitled to elect to receive instead, subject to the limitation below, either $150 in cash or 3.3755 preferred ADRs.

News Corporation preferred ADRs closed at $44.125 on Friday.

It is intended that the receipt of the preferred ADRs will be tax-free to the Chris Craft, BHC and UTV stockholders. The elections in each merger are subject to the limitation that 40 percent of the total consideration in such merger be paid in cash and 60 percent in preferred ADRs.

If the mergers do not receive FCC approval or an IRS ruling enabling them to be accomplished in a manner that would permit the receipt of the preferred ADRs to be tax-free,

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the parties have agreed to modify the structure of the mergers. In this case, each shareholder will receive, for each share held, $36 (or $37, if the transaction closes after August 13, 2001) and 1.2273 preferred ADRs in the Chris Craft merger, $69.30 and 2.3392 preferred ADRs in the BHC merger and $63 and
2.1266 preferred ADRs in the UTV merger. The receipt of the cash and preferred ADRs will be taxable in the restructured transactions.

News Corporation (ASX: NCP, NCPDP; NYSE: NWS, NWS/A; LSE: NEWCP) had total assets as of March 31, 2000 of approximately US$40 billion and total annual revenues of approximately US$14 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems, and the creation and distribution of popular on-line programming.

Forward Looking Statements:

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that News Corporation's and Chris-Craft's, BHC's and UTV's businesses will not be integrated successfully; costs related to the merger; failure of stockholders to approve the merger; inability to obtain or meet conditions imposed for governmental approvals for the merger; increased competition and its effects on price, spending, third-party relationships and revenues; inability to establish and maintain relationships with advertising and marketing providers; and risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to Chris-Craft's, BHC's and UTV's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of Chris-Craft's Form 10-K for the fiscal year ended December 31, 1999, and to News Corporation's and Fox Entertainment Group's filings with the Securities and Exchange Commission.

Where You Can Find Additional Information:

Investors and security holders of Chris-Craft, BHC and UTV are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Chris-Craft, BHC and UTV and by News Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available and other documents

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filed by Chris-Craft, BHC and UTV with the Securities and Exchange Commission at its Web site at http://www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Chris-Craft, BHC, UTV or News Corporation.

Each of Chris-Craft, BHC and UTV and each of its executive officers and directors may be deemed to be participants in the solicitation of proxies from each of its stockholders with respect to the transactions contemplated by the merger agreements. Information regarding such officers and directors is included in each of its proxy statements for each of its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from each of the companies.

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